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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                              Resource America Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    761195205
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [X]  Rule 13d-1(b)
               [ ]  Rule 13d-1(c)
               [ ]  Rule 13d-1(d)


----------
* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages

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CUSIP No.  761195205
------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS
       I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Keefe Managers, Inc. /  13-3610107
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
       (SEE INSTRUCTIONS)                                            (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     CITIZENSHIP OR PLACE OF ORGANIZATION                         Delaware
------------------------------------------------------------------------------
      NUMBER OF          5. SOLE VOTING POWER                       584,710*
       SHARES           ------------------------------------------------------
    BENEFICIALLY         6. SHARED VOTING POWER                           0
      OWNED BY          ------------------------------------------------------
        EACH             7. SOLE DISPOSITIVE POWER                  584,710*
     REPORTING         ------------------------------------------------------
    PERSON WITH          8. SHARED DISPOSITIVE POWER                      0
------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                             584,710*
------------------------------------------------------------------------------
10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]

------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)               2.5%*
------------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                    IA, CO
-------------------------------------------------------------------------------



                                Page 2 of 5 pages

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Item 1.     (a)    Name of Issuer:

                          Resource America Inc.

            (b)    Address of Issuer's Principal Executive Offices:

                          1521 Locust Street
                          Philadelphia, PA 19102

Item 2.     (a)    Name of Person Filing:

                          Keefe Managers, Inc.

            (b)    Address of Principal Business Office or, if none, Residence:

                          375 Park Avenue, 23rd Floor
                          New York, NY 10152

            (c)    Citizenship:

                          Delaware corporation

            (d)    Title of Class of Securities:

                          Common Stock

            (e)    CUSIP Number:

                          761195205

Item 3. If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:


            (a)  [ ]   Broker or dealer registered under section 15 of the
                       Act (15 U.S.C. 78o).

            (b)  [ ]   Bank as defined in section 3(a)(6) of the Act
                       (15 U.S.C. 78c).

            (c)  [ ]   Insurance company as defined in section 3(a)(19) of the
                       Act (15 U.S.C. 78c).

            (d)  [ ]   Investment company registered under section 8 of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e)  [X]   Investment adviser in accordance with section
                       240.13d-1(b)(1)(ii)(E).

            (f)  [ ]   Employee benefit plan or endowment fund in accordance
                       with section 240.13d-1(b)(1)(ii)(F).


                            Page 3 of 5 pages

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            (g)  [ ]   Parent holding company or control person in accordance
                       with section 240.13d-1(b)(1)(ii)(G).

            (h)  [ ]   Savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813).

            (i)  [ ]   A church plan that is excluded from the definition of an
                       investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

            (j)  [ ]   Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership:

            (a)    Amount Beneficially Owned:    584,710*

            (b)    Percent of Class:     2.5%*

            (c)    Number of Shares as to which the person has:

                   (i)    sole power to vote or direct the vote       584,710*

                   (ii)   shared power to vote or direct the vote     0

                   (iii)  sole power to dispose or direct the
                          disposition of                              584,710*

                   (iv)   shared power to dispose or direct the
                          disposition of                              0

                  ----------
                  * Amounts do not include the 78,290 shares (0.34% of the
                    outstanding) as to which Rainbow Managers, LLC, ("RM"), a Registered Investment Advisor and an affiliate of Keefe Managers, Inc., ("KMI"), has sole power to vote or direct the vote or to dispose or direct the disposition. KMI does not beneficially own such shares. Such shares were purchased by RM on behalf of its discretionary client in the ordinary course of business and not for the purpose of or with the effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect.

Item 5.     Ownership of Five Percent or Less of a Class:

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

                   Not Applicable.


                                Page 4 of 5 pages

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Item 7.     Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                   Not Applicable

Item 8.     Identification and Classification of Members of the Group:

                   Not Applicable

Item 9.     Notice of Dissolution of Group:

                   Not Applicable

Item 10.    Certification

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature
---------

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   Keefe Managers, Inc.


                                                   BY: /s/ Harry V. Keefe, Jr.
                                                       ------------------------
                                                       Harry V. Keefe, Jr.
                                                       Chairman



Date:       February 7, 2000





                               Page 5 of 5 pages